January 16, 2007

VIA EDGAR

David R. Humphrey
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

Re:    BorgWarner Inc.
Form 10-K for the year ended December 31, 2005
Filed February 27, 2006
File Number: 001-12162

Dear Mr. Humphrey:

We have prepared the following responses to address the comments contained in your letter dated December 27, 2006 and conveyed to the Company on January 3, 2007, regarding the above-referenced filing. As requested in your letter, we have prepared, where appropriate, proposed expanded disclosure for future filings and, in other instances, provided supplemental information to help you better understand our disclosure, and have cited the appropriate accounting literature where applicable. For your convenience, we have incorporated sections of your letter preceding our responses.

Form 10-K for the fiscal year ended December 31, 2005

Item 7 - MD&A

Results of Operations

Overview, page 2

SEC Comment # 1:
We note you present a table showing non-U.S. GAAP earnings and earnings per share, and state that it is provided for comparison with results from prior reporting periods. However, no comparative amounts are shown. Further, we note that you present EBIT as a measure of your performance. Please review the guidance in Question 11 of the Staff’s outline, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2004, and tell us how the information presented in the aforementioned table complies with this guidance or delete the non-U.S. GAAP information.

Company Response:
We reviewed the guidance in Question 11 of the Staff’s outline, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Based upon this guidance, our proposed expanded disclosure surrounding the table showing non-recurring or non-comparable items that impacted earnings per diluted share will appear as follows:

“The Company believes the following table is useful in highlighting non-recurring or non-comparable items that impacted earnings per diluted share:

Year Ended December 31, 2006 2005 2004
Non-recurring or non-comparable items:
Restructuring expense		x.xx	-		-
Implementation of FAS 123R		x.xx	-		-
One-time write-off of the excess purchase price of in-process R&D, order backlog and beginning
inventory associated with acquisitions		x.xx	(0.21)		-
Net gain from divestitures		x.xx	0.11		-
Adjustments to tax accruals		x.xx	0.45		0.20
Crystal Springs related settlement		x.xx	(0.50)		-
Total impact to earnings per share - diluted:
	$	x.xx	$(0.16)	(a)	$0.20
(a) Does not add due to rounding and quarterly changes in the number of weighted-average outstanding diluted shares.

As for the presentation of EBIT in the first table contained within this section of the MD&A, the Company intends to replace that table with the following table, which excludes a reference to EBIT:

millions of dollars
Year Ended December 31, 2006 2005 2004
Net sales	$ x,xxx.x	$ 4,293.8	$ 3,525.3
Cost of sales	x,xxx.x	3,440	2,874
Gross profit	xxx	854	651
Selling, general and administrative expenses	xxx	496	339
Restructuring expense	xxx	-	-
Other (income) expense	xxx	35	3
Operating income	xxx	323	309
Equity in affiliate earnings, net of tax	xx	(28)	(29)
Interest expense and finance charges	xx	37	30
Earnings before income taxes and minority interest	xxx	314	309
Provision for income taxes	xx	55	81
Minority interest, net of tax	xx	20	9

Net earnings	$ xxx.x	$ 239.6	$ 218.3
Net earnings per share - diluted	$ x.xx	$ 4.17	$ 3.86

Form 10-K for the fiscal year ended December 31, 2005

Item 7 - MD&A

Financing Activities and Liquidity, page 10

SEC Comment # 2:
As the table of contractual obligations is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. See FR-72 for guidance.

Company Response:
We reviewed the guidance in FR-72, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. Scheduled interest payments are disclosed in the table of contractual obligations under the heading “projected minimum interest costs”. We will rename this line in future filings to “projected interest payments” to avoid confusion. As for our methodology in determining our projected interest payments, there is a footnote to the table that states, “Projection is based upon an average debt portfolio interest rate of 5.00%.” We will reword this footnote as follows: “Projection is based upon actual fixed rates where appropriate, and an average variable debt portfolio interest rate of x.xx% for floating rates, which is determined based upon current market conditions and rounded to the nearest 50th basis point (0.50%).”

Form 10-K for the fiscal year ended December 31, 2005

Item 8 - Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 - Research and Development Costs, page 33

SEC Comment #3:
You do not disclose your accounting methodology or nature of customer-sponsored R&D activities. As such, please tell us, supplementally, and revise future filings to disclose your methodology and nature of these agreements.

Company Response:
The Company enters into customer R&D contracts on a project specific basis. These are typically cost sharing contracts. The Company expenses all R&D costs as incurred, including R&D costs incurred on behalf of a customer from which the Company intends to receive reimbursement. Billing is based upon execution of contractual services performed. Once the customer is invoiced, such amounts are netted against R&D expense at that time.

Our proposed, expanded disclosure will appear as follows:

“The following table presents the Company’s gross and net expenditures on research and development (“R&D”) activities:

millions of dollars
Year Ended December 31,		$2006	$2005	$2004

Gross R&D expenditures		xxx.x	194.3	154.9
Customer reimbursements		xx.x	(33.3)	(31.8)

Net R&D expenditures	$	xx.x	$161.0	$123.1

The Company’s net R&D expenditures are included in the selling, general, and administrative expenses of the Consolidated Statements of Operations. Customer reimbursements are netted against gross R&D expenditures upon billing of services performed. The Company has contracts with several customers at the Company’s various R&D locations. No such contract exceeded $5.0 million in any of the years presented.”

Form 10-K for the fiscal year ended December 31, 2005

Item 8 - Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 10 - Financial Instruments, page 44

SEC Comment #4:
We note that you hedge interest rate risk as well as foreign currency exposure through the use of interest rate and cross currency swaps. As such, please tell us, supplementally, and revise future filings to disclose the quantitative measures used to assess effectiveness of each hedge both at inception and on an ongoing basis.

Company Response:
We will address this comment by adding the following to our financial instruments footnote, after the table:

“Effectiveness for interest rate and cross currency swaps is assessed at the inception of the hedging relationship. If specified criteria for the assumption of effectiveness are not met at hedge inception, effectiveness is assessed quarterly. Ineffectiveness is measured quarterly and results are recognized in earnings.

The interest rate swaps that are fair value hedges were determined to be exempt from ongoing tests of their effectiveness as hedges at the time of the hedge inception. This determination was made based upon the fact that the swaps matched the underlying debt terms for the following factors: notional amount, fixed interest rate, interest settlement dates and maturity date. Additionally, the fair value of the swap was zero at the time of inception, the variable rate is based on a benchmark, with no floor or ceiling, and the interest bearing liability is not pre-payable at a price other than its fair value.”

* * * * * * *
As requested in your letter, please find the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this letter adequately addresses all of your comments. Please let us know if you have additional comments or require additional information.

Sincerely,

/s/ Robin J. Adams
                             Executive Vice President, Chief Financial Officer and Chief Administrative Officer